VIA EDGAR

November 4, 2015

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	McGraw Hill Financial, Inc.

Registration Statement on Form S-4

File No. 333-207675

Dear Sir/Madam:

In accordance with Rules 460, 461 and 430A under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:30 p.m. Eastern time on November 6, 2015 or as soon thereafter as is practicable.

We hereby acknowledge that:

•	should the Securities and Exchange Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

McGRAW HILL FINANCIAL, INC.

By:	/s/ Elizabeth O’Melia
	Name:	Elizabeth O’Melia
	Title:	Senior Vice President & Treasurer

cc:	Joseph A. Hall

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, NY 10017

(212) 450-4565